UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response..... 12.00

10036135

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section
MAR 17 2010
Washington, DC
110

SEC FILE NUMBER
8-52121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burch & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 NW Briarcliff Parkway, Suite 360
(No. and Street)

Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A, Randal Burch (816) 842-4660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce D. Culley CPA, PC
(Name – *if individual, state last, first, middle name*)

3000 Brooktree Lane, Suite 210, (Address) Gladstone (City) MO (State) 64119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

AB 3/19

OATH OR AFFIRMATION

I, Jessica B. Pastorino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burch & Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP + CCO

Title

Notary Public

WILLIAM E. ROBERTS
NOTARY PUBLIC-NOTARY SEAL
CLAY COUNTY, STATE OF MISSOURI
MY COMMISSION EXPIRES 4-28-2012
COMMISSION # 08381712

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINRA™

Financial Industry Regulatory Authority

Certified/Return Receipt: 7007 0710 0003 3303 9625
First Class U.S. Mail

March 3, 2010

Mr. A. Randal Burch
President
Burch & Company ,Inc.
1201 NW Briarcliff Parkway, Suite 360
Kansas City, MO 64116

RE: Burch & Company ,Inc.

Dear Mr. Burch:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An "original" Oath of Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized) SEC Rule 17a-5(e)(2) **The Oath provided was a copy.**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by March 15, 2010. Questions may be addressed to below at (816) 802-4767.

Sincerely,

Bert Adkins
Principal Examiner

SEC Mail Processing
Section
MAR 17 2010
Washington, DC
110

BWA/JGM

Investor protection. Market integrity.

Kansas City District Office
120 West 12th Street, Suite 800
Kansas City, MO
64105

t 816 421 5700
f 816 421 5029
www.finra.org

Enclosure: Form X-17A-5 Part III Facing Page

cc: Donald Hoerl
Regional Director
Central Regional Office
Securities and Exchange Commission
1801 California Street, Suite 1500
Denver, CO 80202

Bruce D. Culley
Certified Public Accountant
Suite 210
3000Brooktree Lane
Gladstone, MO 64119